UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022.

 Commission File Number 001-40626

VTEX
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

125 Kingsway, Wc2B 6NH
London, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

VTEX Announces the Results of its 2022 Annual General Meeting of Shareholders

NEW YORK--(BUSINESS WIRE)--October 6, 2022--VTEX (NYSE: VTEX), the enterprise digital commerce platform for premier brands and retailers, the leader in accelerating the digital commerce transformation in Latin America and now expanding globally, announced the results of its Annual General Meeting of shareholders (“AGM”) held on October 6, 2022.

46.775.621 Class A shares and 108.599.494 Class B shares were represented at the AGM, in person or by proxy, which indicates 96.94% of the voting power of the shares of common stock were represented.

The resolutions have been approved by ordinary resolution of the shareholders, where all directors were ratified to the Board of Directors and the consolidated accounts of the Company prepared under IFRS as of and for the financial year ended December 31, 2021 were approved.

Meeting Results

The detailed results of the Meeting were as follows:

1. Ratification of the Members of the Board of Directors

The six (6) directors that were proposed by management of the Company were ratified by a majority of the votes cast by shareholders present or represented by proxy at the Meeting, each to serve for a term ending on the date of the next annual general meeting of the shareholders, or until such person resigns or is removed in accordance with the terms of the Memorandum and Articles of Association of the Company. The votes cast for each nominee were as follows:

Director	FOR	% FOR	AGAINST	% AGAINST	ABSTAIN	% ABSTAIN
Geraldo do Carmo Thomaz Júnior	1.125.584.385	99,28%	8.178.953	0,72%	7.223	0,00%
Mariano Gomide de Faria	1.125.580.153	99,28%	8.183.176	0,72%	7.232	0,00%
Alejandro Raul Scannapieco	1.133.415.763	99,97%	320.616	0,03%	34.182	0,00%
Arshad Matin	1.133.075.695	99,94%	663.168	0,06%	31.698	0,00%
Benoit Jean-Claude Maria Fouilland	1.133.426.437	99,97%	314.566	0,03%	29.558	0,00%
Francisco Alvarez-Demalde	1.132.714.889	99,91%	1.026.189	0,09%	29.483	0,00%

2. Ratification and Approval of Financial Statements and the Auditor’s Report for the fiscal year ended December 31, 2021.

FOR	% FOR	AGAINST	% AGAINST	ABSTAIN	% ABSTAIN
1.133.710.114	99,99%	7.767	0.00%	52.680	0.00%

Final voting results on all matters voted on at the Meeting will be filed on VTEX’s profile on EDGAR at sec.gov.

About VTEX

VTEX (NYSE: VTEX) is the enterprise digital commerce platform where global brands and retailers run their world of commerce. VTEX puts its customers’ business on a fast path to growth with a complete Commerce, Marketplace, and OMS solution. VTEX helps global companies build, manage and deliver native and advanced B2B, B2C, and Marketplace commerce experiences with unprecedented time-to-market and without complexity.

As a leader in digital commerce platforms, VTEX is trusted by more than 2,400 customers, including AbInbev, Carrefour, Colgate, Motorola, and Whirlpool, having over 3,200 active online stores across 38 countries (as of FY ended on December 31st, 2021). For more information, visit www.vtex.com.

Forward-looking Statements

This announcement contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1993, as amended, and Section 21E of the Securities Exchange of 1934, as amended. Statements contained herein that are not clearly historical in nature, including statements about the VTEX strategies and business plans, are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” ”strategy,” “project,” “target” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements.

VTEX may also make forward-looking statements in its periodic reports filed with the U.S. Securities and Exchange Commission, or the SEC, in press releases and other written materials and in oral statements made by its officers and directors. These forward-looking statements speak only as of the date they are made and are based on the VTEX’s current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond VTEX’s control. A number of factors and risks could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in VTEX filings with the SEC.

As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this announcement. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented as there is no guarantee that expected events, trends or results will actually occur. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

This announcement may also contain estimates and other information concerning our industry that are based on industry publications, surveys and forecasts. This information involves a number of assumptions and limitations, and we have not independently verified the accuracy or completeness of the information.

Contacts

VTEX IR Contact
Julia Vater Fernández
Investor Relations Director
investors@vtex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: October 6, 2022

VTEX

By: /s/ André Spolidoro Ferreira Gomes
Name: André Spolidoro Ferreira Gomes
Title: Chief Executive Officer